

January 5, 2022

Joseph Ladin
Chief Executive Officer
SFLMaven Corp.
2485 East Sunrise Boulevard, 201A
Fort Lauderdale, FL 33304

> **Re: SFLMaven Corp.**
> **Offering Statement on Form 1-A**
> **Filed December 16, 2021**
> **File No. 024-11753**

Dear Mr. Ladin:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed December 16, 2021

Risk Factors
Risks Related to Our Planned Digital Assets Business, page 13

1. With respect to your planned investments in cryptocurrencies, to the extent applicable, please revise your risk factors to address the following items:

    - the volatility, fragmentation, potential for manipulation and general lack of regulation of the secondary markets in which digital assets trade and the resulting liquidity, valuation and earnings challenges;
    - any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach; and
    - any risks and challenges created by events on the underlying blockchain, such as "forks" and "airdrops."

Our Planned Digital Asset Business, page 27

2.   We note that you intend to commission the creation of NFTs by artists that you believe to have an established patronage. Please provide a comprehensive description of any material plans undertaken or steps taken to commission such NFTs. To the extent a form of an agreement for the commission of such NFTs is available, please file it as an exhibit or tell us why you are not required to so. Please refer to Part III, Item 17.6 of Form 1-A. Additionally, please provide a legal analysis explaining whether the NFTs that you plan to develop are securities, as defined in Section 2(a)(1) of the Securities Act. Please also revise to provide additional risk factor disclosure around this aspect of your business.

3.   We note that you plan to offer and sell the NFTs you commissioned to the public through your sales network and through established NFT marketplaces. Please define "sales network" and whether you plan to establish an online trading platform. Additionally, please clarify your role in the sales network and/or any online trading platform, including the established NFT marketplaces. To the extent you intend to offer and sell NFTs in the United States or to U.S. persons, please provide us with your legal analysis that the NFTs monetized on your sales network are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Please also revise to provide additional risk factor disclosure around this aspect of your business, including, if applicable, that the federal and state securities laws may apply to the distribution of the NFTs.

4.   We note that you plan to invest in cryptocurrencies, specifically bitcoin, but may invest in other cryptocurrencies as well. Please elaborate on your plans and clarify whether you intend to acquire such cryptocurrencies through mining, primary market purchases, or secondary market purchases. To the extent that you plan to participate in offerings and secondary market purchases, disclose the process and framework that you will use to determine which digital assets to add to your portfolio. Additionally, please describe your anticipated storage and custodial practices. To the extent you invest in cryptocurrencies that are not bitcoin, please enhance your disclosure to explain how you intend to do so without running afoul of the Investment Company Act and tell us whether any exemptions or exclusions apply.

     We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Newlan